Exhibit 8.1

Subsidiaries of Pharvaris N.V.
Subsidiary	Jurisdiction
Pharvaris Holdings B.V.	The Netherlands
Pharvaris Netherlands B.V.	The Netherlands
Pharvaris GmbH	Zug, Switzerland
Pharvaris, Inc.	Delaware, United States of America